

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

October 26, 2007

G. George Lu, CEO
2020 Chinacap Acquirco, Inc.
221 Boston Post Road East
Marlborough, MA 01752

> RE: **2020 Chinacap Acquirco, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **File No. 333-142255**
> **Filed October 16, 2007**

Dear Mr. Lu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary

1. We note that the company has added disclosure on pages 70-71 in response to our prior comment one from our October 12, 2007 letter. We further note that responsive disclosure was also added to your Summary. As the pages 70-71 disclosure is clearer and more informative, we believe that it should be located in the Summary. Please revise or advise.

Summary Financial Data, page 13

2.   Please show us how you calculated your as adjusted total liabilities balance of $840,000. It appears this amount was not updated pursuant to the changes in your offering and should be approximately $1,260,000 ($1,800,000 x 70.01%). Please revise here and throughout your registration statement (e.g. dilution, capitalization, etc.) to reflect this change in your offering.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

cc.   Michael Blount
       312-460-7000 (facsimile)